Exhibit 99.1

POWELL MAX LIMITED

(incorporated in the British Virgin Islands with limited liability)

(NASDAQ: PMAX)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

January 9, 2026

Dear Shareholders:

You are cordially invited to attend the 2026 Meeting of Shareholders (the “2026 Shareholders Meeting”) of POWELL MAX LIMITED to be held at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong on January 19, 2026, at 9:00 a.m. (Hong Kong time). The matters to be acted upon at the Shareholders Meeting are set forth and described in the notice of the Shareholders Meeting of shareholders and proxy statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the Shareholders Meeting. Whether or not you expect to attend the Shareholders Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the Shareholders Meeting or adjourned or postponed Shareholders Meeting in accordance with the currently effective memorandum and articles of association. You may, of course, attend the Shareholders Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

POWELL MAX LIMITED

(incorporated in the British Virgin Islands with limited liability)

(NASDAQ: PMAX)

NOTICE OF THE SHAREHOLDERS MEETING

To be held on January 19, 2026, at 9:00 a.m. (Hong Kong time)

NOTICE IS HEREBY GIVEN that a meeting (the “Shareholders Meeting”) of holders of ordinary shares of US$0.0008 par value each (the “Ordinary Shares”) in POWELL MAX LIMITED (the “Company”) will be held at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong on January 19, 2026, at 9:00 a.m. (Hong Kong time), for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:

RESOLUTION

“THAT:

(a)	the issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares;

(b)	the Company increase its authorised shares from up to a maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each to up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each;

(c)	the Company’s Memorandum of Association be and is hereby amended by deleting existing Clause 5.1 and Clause 5.3 in their entirety and replacing them with the following new Clause 5.1 and Clause 5.3:

“5.1	The issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares, (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares.”

“5.3	The Company is authorised to issue up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each.”:

(d)	the current memorandum of association be amended by deleting existing clause 6 in its entirety and replacing it with the new clause 6 set out in the Appendix to these resolutions;

2

(e)	the fourth amended and restated memorandum and articles of association of the Company (the ’’Fourth Amended and Restated Memorandum and Articles of Association’’) incorporating and consolidating the above proposed amendments and other amendments (together, the “Proposed Amendments”) set out in the appendix attached hereto (a copy of the Fourth Amended and Restated Memorandum and Articles of Association have been produced to this meeting marked ’‘A’’ and for identification purpose signed by the Chairman of the meeting) be and are hereby approved and adopted in substitution for and to the exclusion of the current third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) with immediate effect after the close of the meeting of the Shareholders and that the directors of the Company (the “Directors”) be and are hereby authorized to do all things necessary to implement the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles;

(f)	any one of the Directors be and is hereby authorised to do all acts and things considered by him/her to be necessary or desirable in connection with the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including (without limitation) giving consent to any modification of, or addition to, the Fourth Amended and Restated Memorandum and Articles of Association which such Director may see fit to impose; and

(g)	the Directors be and are hereby authorised (i) to allot and issue up to 50,000,000 Class C Ordinary Shares to such persons and on such terms and conditions as the Directors shall, in their sole discretion, determine, (ii) subsequent to such allotment and issue, upon receipt of any conversion notice from the holder(s) of such Class C Ordinary Shares, to give effect to any conversion of Class C Ordinary Shares into Class A Ordinary Shares pursuant to the provisions of the Fourth Amended and Restated Memorandum and Articles of Association whether by way of the re-designation and re-classification of the relevant Class C Ordinary Share as a Class A Ordinary Share or by the repurchase of the relevant Class C Ordinary Shares and the allotment and issue by the Company of the requisite number of Class A Ordinary Shares, (iii) apply the proceeds of such allotment and issue of Class C Ordinary Shares in such manner as the Directors shall, in their sole discretion, determine including, without limitation, the repurchase of existing Class A Ordinary Shares of the Company, (iv) to negotiate, settle, prepare and execute all such agreements, instruments and documents to give effect to the foregoing matters, as the Directors shall in their sole discretion deem or determine appropriate in connection with any of the foregoing resolutions, and (v) any and all agreements, instruments and documents, and any and all actions whatsoever, heretofore or hereafter executed, delivered and/or taken by any Director of the Company on behalf of the Company in connection with the subject matter of these resolutions be and are hereby approved, ratified and confirmed in all respects as the acts and deeds of the Company.”

The foregoing items of business, as well as the full text of the resolutions to be proposed, are more fully described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on January 8, 2026, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Shareholders Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Shareholders Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at http://www.janfp.com/. The notice of the Shareholders Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about January 9, 2026.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board of Directors,

/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer
Hong Kong, January 9, 2026

3

Registered office:

Commerce House

Wickhams Cay 1

P.O. Box 3140

Road Town, Tortola

British Virgin Islands VG1110

Principal Place of Business in Hong Kong:

22/F.

Euro Trade Center

13-14 Connaught Road Central

Central

Hong Kong

Notes:

(1)	A member entitled to attend and vote at the Shareholders Meeting is entitled to appoint one, and if such member is the holder of two or more Ordinary Shares, more than one proxy (who must be an individual) to attend and vote instead of him. A proxy need not be a member of the Company.

(2)	A form of proxy for use at the Shareholders Meeting (or any adjournment thereof) is enclosed with this notice.

(3)	In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be lodged with Investor Relation Team of the Company at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong, not less than 48 hours before the time for holding the Shareholders Meeting or any adjournment thereof failing which the form of proxy will not be valid. Completion and return of the form of proxy will not preclude a member from attending the Shareholders Meeting and voting in person if he so wishes. In the event that a member attends and votes at the Shareholders Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked by operation of law.

(4)	In the case of joint holders of the Ordinary Shares, each of them may be present in person or by proxy at the Shareholders Meeting and may speak as a member; if only one of the joint holders of the Ordinary Shares is present in person or by proxy he may vote on behalf of all of them; if two or more of the joint holders of the Ordinary Shares are present in person or by proxy they must vote as one.

(5)	Voting at the Shareholders Meeting will be by way of poll.

(6)	The Record Date for the Shareholders Meeting (or any adjournment thereof) was fixed as of 5.00 p.m. (New York time) on 8 January 2026 and only shareholders of record as of that date and time shall be entitled to receive notice of, attend and vote at the EGM and any adjournments thereof.

4

Appendix

6.	RIGHTS ATTACHING TO SHARES

The rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Attendance at General Meetings and Voting

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Unless otherwise provided in Clause 7 below, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

Holders of Class C Ordinary Shares have the right to receive notice of general meetings of the Company, but have no right to attend, speak and vote at general meetings of the Company. Holders of Class C Ordinary Shares shall not be entitled to vote on all matters subject to the vote at general meetings of the Company (other than at separate general meetings of the holders of the Class C Ordinary Shares, where each Class C Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at any such separate general meetings of the holders of the Class C Ordinary Shares).

(d)	Conversion – Class B Ordinary Shares

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)	(1)	Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is not another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6d(ii)(1) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party (which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder) holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

5

(2)	Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6(d)(ii)(2) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets of the related holder of Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

(iii)	For the avoidance of doubt, a transfer shall be effective upon the Company’s registration of such transfer in its register of Members.

(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

6

(e)	Conversion – Class C Ordinary Shares

(i)	Each Class C Ordinary Share upon delivery of a Conversion Notice to the Company in the form approved by the Directors is convertible into such number of Class A Ordinary Shares calculated in accordance with the Conversion Ratio at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class C Ordinary Shares.

For the purposes of this Clause 6:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Attribution Parties” means the Member’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates

“Conversion Ratio” means the ratio determined by dividing (A) the Class C Share Purchase Price by (B) the greater of (i) the Floor Price or (ii) the 80% Price.

“Class C Share Purchase Price” means the per share purchase price paid by a Member for the Class C Ordinary Shares registered in the name of such Member.

“Floor Price” initially means an amount equal to 20% of the Nasdaq Minimum Price measured as of the trading day immediately prior to the date of the securities purchase agreement for the purchase of the respective Class C Ordinary Shares. Subject to the rules and regulations of the Trading Market on which the Class A Ordinary Shares are listed, the Company may at any time reduce the then current Floor Price to any amount and for any period of time deemed appropriate by the Board of Directors.

“Nasdaq Minimum Price” has the meaning set out in Nasdaq Listing Rule 5635(d)(1)(A).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Market” means the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, Pink Open Market (or any successors to any of the foregoing).

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“80% Price” means 80% of the lowest closing price of the Company’s Class A Ordinary Shares on the Trading Market on any trading day during the seven (7) trading days prior to the date of a respective Conversion Notice.

(ii)	Any conversion of Class C Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of (i) where the conversion is on a 1 to 1 basis, the re-designation and re-classification of the relevant Class C Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue or (ii) where the conversion is other than on a 1 to 1 basis, by the repurchase of the relevant Class C Ordinary Shares and the allotment and issue by the Company of the requisite number of Class A Ordinary Shares which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. In either event, such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record either (i) the re-designation and re-classification of the relevant Class C Ordinary Shares as Class A Ordinary Shares or (ii) the repurchase of the Class C Ordinary Shares and the allotment and issue of the requisite number of Class A Ordinary Shares, as the case may be.

7

(iii)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class C Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class C Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class C Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class C Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class C Ordinary Shares, as the case may be.

(iv)	The Company shall not effect the conversion of any of the Class C Ordinary Shares held by a holder, and such holder shall not have the right to convert any of the Class C Ordinary Shares held by such holder pursuant to this clause 6 and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Class A Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Class A Ordinary Shares beneficially owned by such holder and the other Attribution Parties shall include the number of Class A Ordinary Shares held by such holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Class C Ordinary Shares with respect to which the determination of such sentence is being made, but shall exclude Class A Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted Class C Ordinary Shares beneficially owned by such holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, any options, rights or warrants convertible into Class C Ordinary Shares, including the Class C Ordinary Shares) beneficially owned by such holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 6(e)(iv). For purposes of this Section 46(e)(iv), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of determining the number of outstanding Class A Ordinary Shares a holder may acquire upon the conversion of such Class C Ordinary Shares without exceeding the Maximum Percentage, such holder may rely on the number of outstanding Class A Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a holder of Class C Ordinary Shares at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify such holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause such holder’s beneficial ownership, as determined pursuant to this clause 6(e)(iv), to exceed the Maximum Percentage, such holder must notify the Company of a reduced number of Class A Ordinary Shares to be converted pursuant to such Conversion Notice. For any reason at any time, upon the written request of any holder, the Company shall within one (1) Business Day confirm in writing or by electronic mail to such holder the number of Class A Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Class A Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Class C Ordinary Shares, by such holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Ordinary Shares to a holder upon conversion of such Class C Ordinary Shares results in such holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such holder shall not have the power to vote or to transfer the Excess Shares. No prior inability to convert such Class C Ordinary Shares pursuant to this Clause 6(e)(iv) shall have any effect on the applicability of the provisions of this Clause 6(e)(iv) with respect to any subsequent determination of convertibility. The limitation contained in this Clause 6(e)(iv) may not be waived and shall apply to a successor holder of such Class C Ordinary Shares; provided, however, that the exclusion of the Affiliate Buyer from the limitation on beneficial ownership shall continue to apply to any Affiliate Buyer and its permitted assigns.

(vi)	Save and except for voting rights and conversion rights as set out in Clauses 6(c), 6(d) and 6(e), the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

8

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS ABOVE.

Important Notice Regarding the Availability of Proxy Materials
for the Shareholders Meeting to be held on January 19, 2026, at 9:00 a.m. (Hong Kong time)

The Notice of Shareholders Meeting, notice to shareholders are available at www.sec.gov.

POWELL MAX LIMITED

Notice to Shareholders

SHAREHOLDERS MEETING
to be held on January 19, 2026, at 9:00 a.m. (Hong Kong time)

22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Shareholders Meeting, which will take place on January 19, 2026, at 9:00 a.m. (Hong Kong time), at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong.

Shareholders are being asked to consider and vote upon proposals to approve the Proposal No. 1 and transact other such business as may properly come before the Shareholders Meeting or any adjournment or postponement thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to POWELL MAX LIMITED as the “Company”, “we”, “us” or “our.”

Who can vote at the Shareholders Meeting?

Shareholders who are the registered owners of our ordinary shares on January 8, 2026 (the “Record Date”) may attend and vote at the Shareholders Meeting. There were 2,649,911 Class A ordinary shares and nil Class B ordinary shares outstanding on the Record Date. Each Class A ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder. Each Class B ordinary share entitles the holder thereof to twenty votes for every fully paid share of which he is the holder.

What is the proxy card?

The card enables you to appoint WONG Tsz Kin, the Chief Executive Officer of the Company, as your proxy to represent you at the Shareholders Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at the Shareholders Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Shareholders Meeting. Even if you plan to attend the Shareholders Meeting, it is strongly recommended to complete and return your proxy card before the Shareholders Meeting date just in case your plans change. If a proposal comes up for vote at the Shareholders Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

9

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” Proposal No. 1.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members of the Company, you are a “shareholder of record” who may vote directly at the Shareholders Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the Internet or to vote in person at the Shareholders Meeting. Whether or not you plan to attend the Shareholders Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Shareholders Meeting and vote your ordinary shares in person.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Shareholders Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Shareholders Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Shareholders Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Shareholders Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s shares on the Record Date, you may vote in person at the Shareholders Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote and each Class B Ordinary Share that you own in your name entitles you to twenty votes, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to the Shareholders Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at the Shareholders Meeting that is not on the proxy card.

Your vote by mail must be received by 9:00 p.m. Eastern Time on January 17, 2026. We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the Proposal No. 1;

●	according to the best judgment of your proxy if a proposal comes up for a vote at the Shareholders Meeting that is not on the proxy card.

10

You may mail your proxy card to the following address:

Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to ir@janfp.com. Your vote by email must be received by 9:00 P.M. Eastern Time on January 17, 2026.

(3) You may vote in person at the Shareholders Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Shareholders Meeting.

If I plan on attending the Shareholders Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Shareholders Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Shareholders Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at the Shareholders Meeting.

You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at the Shareholders Meeting; or

●	attending the Shareholders Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

11

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the Shareholders Meeting.

How many votes are required to approve the proposals?

The Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Shareholders Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of the Shareholders Meeting?

We will announce voting results at the Shareholders Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the investors relation team of the Company at + 852 2188 2588 or by sending a letter to the offices of the Company at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong or email at ir@janfp.com with any questions about proposals described in this proxy statement or how to execute your vote.

12

THE SHAREHOLDERS MEETING

General

We are furnishing this proxy statement to you, as a shareholder of POWELL MAX LIMITED, as part of the solicitation of proxies by our Board for use at the Shareholders Meeting to be held on January 19, 2026, and any adjournment or postponement thereof. This proxy statement is first being furnished to Shareholders on or about January 9, 2026. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Shareholders Meeting.

Date, Time and Place of the Shareholders Meeting

The Shareholders Meeting will be held at 9:00 a.m. (Hong Kong time) on January 19, 2026, at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong, or such other date, time and place to which the Shareholders Meeting may be adjourned or postponed.

Purpose of the Shareholders Meeting

At the Shareholders Meeting, the Company will ask Shareholders to consider and vote upon the following proposals:

1.	By way of a resolution of members that:

(a)	the issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares;

(b)	the Company increase its authorised shares from up to a maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each to up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each;

(c)	the Company’s Memorandum of Association be and is hereby amended by deleting existing Clause 5.1 and Clause 5.3 in their entirety and replacing them with the following new Clause 5.1 and Clause 5.3:

“5.1 The issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares, (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares.”

“5.3 The Company is authorised to issue up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each.”:

13

(d)	the current memorandum of association be amended by deleting existing clause 6 in its entirety and replacing it with the new clause 6 set out in the Appendix to these resolutions;

(e)	the fourth amended and restated memorandum and articles of association of the Company (the ’’Fourth Amended and Restated Memorandum and Articles of Association’’) incorporating and consolidating the above proposed amendments and other amendments (together, the “Proposed Amendments”) set out in the appendix attached hereto (a copy of the Fourth Amended and Restated Memorandum and Articles of Association have been produced to this meeting marked ’‘A’’ and for identification purpose signed by the Chairman of the meeting) be and are hereby approved and adopted in substitution for and to the exclusion of the current third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) with immediate effect after the close of the meeting of the Shareholders and that the directors of the Company (the “Directors”) be and are hereby authorized to do all things necessary to implement the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles;

(f)	any one of the Directors be and is hereby authorised to do all acts and things considered by him/her to be necessary or desirable in connection with the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including (without limitation) giving consent to any modification of, or addition to, the Fourth Amended and Restated Memorandum and Articles of Association which such Director may see fit to impose; and

(g)	the Directors be and are hereby authorised (i) to allot and issue up to 50,000,000 Class C Ordinary Shares to such persons and on such terms and conditions as the Directors shall, in their sole discretion, determine, (ii) subsequent to such allotment and issue, upon receipt of any conversion notice from the holder(s) of such Class C Ordinary Shares, to give effect to any conversion of Class C Ordinary Shares into Class A Ordinary Shares pursuant to the provisions of the Fourth Amended and Restated Memorandum and Articles of Association whether by way of the re-designation and re-classification of the relevant Class C Ordinary Share as a Class A Ordinary Share or by the repurchase of the relevant Class C Ordinary Shares and the allotment and issue by the Company of the requisite number of Class A Ordinary Shares, (iii) apply the proceeds of such allotment and issue of Class C Ordinary Shares in such manner as the Directors shall, in their sole discretion, determine including, without limitation, the repurchase of existing Class A Ordinary Shares of the Company, (iv) to negotiate, settle, prepare and execute all such agreements, instruments and documents to give effect to the foregoing matters, as the Directors shall in their sole discretion deem or determine appropriate in connection with any of the foregoing resolutions, and (v) any and all agreements, instruments and documents, and any and all actions whatsoever, heretofore or hereafter executed, delivered and/or taken by any Director of the Company on behalf of the Company in connection with the subject matter of these resolutions be and are hereby approved, ratified and confirmed in all respects as the acts and deeds of the Company.

14

2.	To transact such other business which may properly come before the Shareholders Meeting or any adjournment or postponement thereof, if necessary.

Record Date and Voting Power

Our Board fixed the close of business on January 8, 2026, as the record date for the determination of the outstanding shares of Ordinary Shares entitled to notice of, and to vote on, the matters presented at the Shareholders Meeting. As of the Record Date, there were 2,649,911 Class A Ordinary Shares and nil Class B Ordinary Shares outstanding. Each Class A Ordinary Share entitles the holder thereof to one vote and each Class B Ordinary Share entitles the holder thereof to twenty votes. Accordingly, a total of 2,649,911 votes may be cast at the Shareholders Meeting.

Quorum and Required Vote

A quorum of Shareholders is necessary to hold a valid meeting. A meeting of shareholders is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than fifty percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Shareholders Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending to our investors relation team, at POWELL MAX LIMITED, 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending the Shareholders Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the Shareholders Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding ordinary shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of British Virgin Islands law, our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Shareholders Meeting. Accordingly, our Shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact investors relation team of the Company at + 852 2188 2588 or by sending a letter to the offices of the Company at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong or email at ir@janfp.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong. The Company’s telephone number at such address is + 852 2188 2588.

15

PROPOSAL NO. 1
RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval the Proposal No. 1, being the (a) reclassification of the issued shares of the Company be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares; (b) increase of the Company’s authorized shares from up to a maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each to up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each; (c) amendment to the memorandum of association of the Company by deleting existing Clause 5.1 and Clause 5.3 in their entirety and replacing them with the new Clause 5.1 and Clause 5.3; (d) amendment to the memorandum and articles of association of the Company by deleting existing clause 6 in its entirety and replacing it with the new clause 6; (e) adoption of the Fourth Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the current third amended and restated memorandum and articles of association of the Company with immediate effect after the close of the meeting of the Shareholders; (f) general authorization to the directors jointly and severally to do all acts and things considered by him/her to be necessary or desirable in connection with the foregoing; and (g) authorization to the directors to issue and manage the conversion of up to 50,000,000 Class C shares, use the proceeds for purposes like share repurchases, and execute all necessary actions related to the foregoing resolutions.

Under the Proposal No. 1, we are also proposing to amend and restate the Company’s current third amended and restated memorandum and articles of association (the “Third Amended and Restated Memorandum and Articles of Association”) to reflect the new multi-class share structure by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Annex A to this proxy statement. The Fourth Amended and Restated Memorandum and Articles of Association set out the rights and privileges of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares, including (without limitation) updates to the quorum threshold and voting on a show of hands or by poll for a general meeting, so that they are tied to the voting rights represented at the meeting.

Proposal No. 1 will become effective upon approval of our shareholders. Following such approval, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to twenty votes and each Class C Ordinary Shares would be entitled to nil vote (other than at separate general meetings of the holders of the Class C Ordinary Shares, where each Class C Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at any such separate general meetings of the holders of the Class C Ordinary Shares) on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Company’s Fourth Amended and Restated Memorandum and Articles of Association.

Also, following such approval, the Company’s current Third Amended and Restated Memorandum and Articles of Association will be amended and restated in the form of the Fourth Amended and Restated Memorandum and Articles of Association attached as Annex A to this proxy statement effective immediately upon this proposal being passed at the Shareholders Meeting.

16

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION OF MEMBERS, that:

(a)	the issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares;

(b)	the Company increase its authorised shares from up to a maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each to up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each;

(c)	the Company’s Memorandum of Association be and is hereby amended by deleting existing Clause 5.1 and Clause 5.3 in their entirety and replacing them with the following new Clause 5.1 and Clause 5.3:

“5.1 The issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares, (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares.”

“5.3 The Company is authorised to issue up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each.”:

(d)	the current memorandum of association be amended by deleting existing clause 6 in its entirety and replacing it with the new clause 6 set out in the Appendix to these resolutions;

(e)	the fourth amended and restated memorandum and articles of association of the Company (the ’’Fourth Amended and Restated Memorandum and Articles of Association’’) incorporating and consolidating the above proposed amendments and other amendments (together, the “Proposed Amendments”) set out in the appendix attached hereto (a copy of the Fourth Amended and Restated Memorandum and Articles of Association have been produced to this meeting marked ’‘A’’ and for identification purpose signed by the Chairman of the meeting) be and are hereby approved and adopted in substitution for and to the exclusion of the current third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) with immediate effect after the close of the meeting of the Shareholders and that the directors of the Company (the “Directors”) be and are hereby authorized to do all things necessary to implement the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles;

(f)	any one of the Directors be and is hereby authorised to do all acts and things considered by him/her to be necessary or desirable in connection with the Proposed Amendments and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including (without limitation) giving consent to any modification of, or addition to, the Fourth Amended and Restated Memorandum and Articles of Association which such Director may see fit to impose; and

(g)	the Directors be and are hereby authorised (i) to allot and issue up to 50,000,000 Class C Ordinary Shares to such persons and on such terms and conditions as the Directors shall, in their sole discretion, determine, (ii) subsequent to such allotment and issue, upon receipt of any conversion notice from the holder(s) of such Class C Ordinary Shares, to give effect to any conversion of Class C Ordinary Shares into Class A Ordinary Shares pursuant to the provisions of the Fourth Amended and Restated Memorandum and Articles of Association whether by way of the re-designation and re-classification of the relevant Class C Ordinary Share as a Class A Ordinary Share or by the repurchase of the relevant Class C Ordinary Shares and the allotment and issue by the Company of the requisite number of Class A Ordinary Shares, (iii) apply the proceeds of such allotment and issue of Class C Ordinary Shares in such manner as the Directors shall, in their sole discretion, determine including, without limitation, the repurchase of existing Class A Ordinary Shares of the Company, (iv) to negotiate, settle, prepare and execute all such agreements, instruments and documents to give effect to the foregoing matters, as the Directors shall in their sole discretion deem or determine appropriate in connection with any of the foregoing resolutions, and (v) any and all agreements, instruments and documents, and any and all actions whatsoever, heretofore or hereafter executed, delivered and/or taken by any Director of the Company on behalf of the Company in connection with the subject matter of these resolutions be and are hereby approved, ratified and confirmed in all respects as the acts and deeds of the Company.

17

Proposal No. 1 will be approved if the affirmative vote of a simple majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Shareholders Meeting by the holders of ordinary shares of the Company entitled to vote at the Shareholders Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Proposal No. 1 will become effective upon approval of our shareholders.

The Proposal No. 1 will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares, as the case may be, will be issued.

Future issuances of Class A, Class B or Class C Ordinary Shares or securities convertible into Class A Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional unissued shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Risk Factors Related to Proposal No. 1

Before voting on Proposal No. 1, you should carefully consider the following material risks associated with the approval and implementation of the proposed share reclassification, capital increase, and creation of the Class C Ordinary Shares. If the proposal is approved, these risks could materially and adversely affect the Company’s business, financial condition, results of operations, and the value of your investment.

Significant Potential Dilution. The Board is seeking authorization to issue up to 50,000,000 Class C Ordinary Shares. These shares are convertible into Class A Ordinary Shares at a variable conversion ratio that, based on the formula, is designed to result in the issuance of a greater number of Class A Ordinary Shares than the number of Class C Ordinary Shares converted. This conversion feature may cause substantial dilution to the voting power and economic interests of our existing Class A and Class B shareholders. The dilutive effect will depend on the price at which Class C Shares are sold and the market price of our Class A Ordinary Shares at the time of conversion, which we cannot predict.

Broad Discretion to the Board of Directors. The proposal grants the Board of Directors sole and unfettered discretion to determine the price, timing, amounts, and counterparties for all issuances of the new Class C Ordinary Shares, as well as the use of proceeds from such sales. The Board’s decisions in this regard may not align with the short-term or long-term interests of all shareholders and could be made without further shareholder consultation or approval.

Potential Adverse Impact on Share Price. The conversion mechanism for Class C Shares is linked to the market price of our Class A Ordinary Shares. The existence of a large number of shares convertible at a discount to the market price could create a perceived or actual overhang in the market, potentially depressing the trading price of our Class A Ordinary Shares. Furthermore, conversions and subsequent sales of the newly issued Class A Ordinary Shares by Class C holders could place downward pressure on the market price.

18

Complex and Uncertain Conversion Mechanics. The conversion formula for Class C Shares is complex, depending on multiple variables including a “Floor Price” that the Board may adjust downward at any time, and an “80% Price” based on historical trading data. This complexity makes it difficult for shareholders to assess the precise potential dilution and economic impact of future Class C Share issuances and conversions.

Entrenchment of Control. The proposal does not alter the super-voting rights of the existing Class B Ordinary Shares. While the Class C Shares are non-voting (except in limited circumstances), the significant economic dilution resulting from their issuance and conversion could disproportionately affect the economic interests of public Class A shareholders without altering the voting control held by Class B shareholders.

Use of Proceeds for Share Repurchases. The Board is authorized to use the proceeds from the sale of Class C Shares to repurchase existing Class A Ordinary Shares. While a share repurchase program can be beneficial, it also represents a discretionary use of capital that may not be optimal if the Company has alternative needs for funding growth, operations, or debt reduction. There is no guarantee that any repurchases will be made or that they will enhance shareholder value.

Regulatory and Listing Risks. The structure of the Class C Ordinary Shares, particularly the discount-based conversion feature, implicates rules of The Nasdaq Stock Market regarding shareholder approval for equity issuances below market value. While the Company believes the proposal complies with applicable rules, Nasdaq could raise objections or require modifications, which could delay or alter the implementation of this capital strategy. Any such regulatory issue could negatively impact our stock price and investor confidence.

The Board of Directors believes that the flexibility afforded by Proposal No. 1 is in the best long-term interests of the Company and its shareholders. However, you should weigh the potential benefits against the foregoing risks when making your voting decision.

Vote Required

Proposal No. 1 requires the affirmative (“FOR”) vote of a simple majority of the votes of such shareholders as, being entitled to do so, vote in person or by proxy at the Shareholders Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Shareholders Meeting. If any additional matter should properly come before the Shareholders Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Shareholders Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

19

We request persons such as brokers, nominees and fiduciaries holding ordinary shares in their names for others, or holding ordinary shares for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Shareholders Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of this proxy statement, or have questions regarding the householding process, may contact the investors relation team of the Company, or by forwarding a written request addressed to ir@janfp.com via email or 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong via mail. Promptly upon request, a separate copy of this proxy statement will be sent. By contacting investors relation team of the Company at ir@janfp.com, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our ordinary shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact the investors relation team of the Company, at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong, or by telephone at + 852 2188 2588.

20

Annex A

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

AND ARTICLES OF ASSOCIATION

OF

POWELL MAX LIMITED

As amended and adopted by resolutions of the Members passed on [ ] 2026 and filed on [ ] 2026

Incorporated on the 8th day of January 2019

Conyers Trust Company (BVI) Limited

P.O. Box 3140

Road Town

Tortola

British Virgin Islands

POWELL MAX LIMITED

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

POWELL MAX LIMITED

As amended and adopted by resolutions of the Members

passed on [     ] 2026 and filed on [      ] 2026

1.	NAME

The name of the Company is POWELL MAX LIMITED (the “Company”).

2.	STATUS

The Company is a company limited by shares.

3.	REGISTERED OFFICE AND REGISTERED AGENT

(a)	The first registered office of the Company is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

The current registered office of the Company is at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(b)	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The current registered agent of the Company is Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

4.	CAPACITY AND POWERS

Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of subparagraph (a), full rights, powers and privileges.

1

POWELL MAX LIMITED

5.	NUMBER AND CLASSES OF SHARES

5.1	The issued shares of the Company shall be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares.

5.2	Shares in the Company shall be issued in the currency of the United States of America.

5.3	The Company is authorised to issue up to a maximum of 550,250,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each.

6.	RIGHTS ATTACHING TO SHARES

The rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Attendance at General Meetings and Voting

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Unless otherwise provided in Clause 7 below, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

Holders of Class C Ordinary Shares have the right to receive notice of general meetings of the Company, but have no right to attend, speak and vote at general meetings of the Company. Holders of Class C Ordinary Shares shall not be entitled to vote on all matters subject to the vote at general meetings of the Company (other than at separate general meetings of the holders of the Class C Ordinary Shares, where each Class C Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at any such separate general meetings of the holders of the Class C Ordinary Shares).

2

POWELL MAX LIMITED

(d)	Conversion – Class B Ordinary Shares

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)	(1)	Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is not another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6d(ii)(1) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party (which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder) holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

(2)	Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6(d)(ii)(2) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is not ultimately controlled by another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets of the related holder of Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

3

POWELL MAX LIMITED

(iii)	For the avoidance of doubt, a transfer shall be effective upon the Company’s registration of such transfer in its register of Members.

(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

(e)	Conversion – Class C Ordinary Shares

(i)	Each Class C Ordinary Share upon delivery of a Conversion Notice to the Company in the form approved by the Directors is convertible into such number of Class A Ordinary Shares calculated in accordance with the Conversion Ratio at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class C Ordinary Shares.

For the purposes of this Clause 6:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Attribution Parties” means the Member’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates

“Conversion Ratio” means the ratio determined by dividing (A) the Class C Share Purchase Price by (B) the greater of (i) the Floor Price or (ii) the 80% Price.

“Class C Share Purchase Price” means the per share purchase price paid by a Member for the Class C Ordinary Shares registered in the name of such Member.

4

POWELL MAX LIMITED

“Floor Price” initially means an amount equal to 20% of the Nasdaq Minimum Price measured as of the trading day immediately prior to the date of the securities purchase agreement for the purchase of the respective Class C Ordinary Shares. Subject to the rules and regulations of the Trading Market on which the Class A Ordinary Shares are listed, the Company may at any time reduce the then current Floor Price to any amount and for any period of time deemed appropriate by the Board of Directors.

“Nasdaq Minimum Price” has the meaning set out in Nasdaq Listing Rule 5635(d)(1)(A).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Market” means the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, Pink Open Market (or any successors to any of the foregoing).

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“80% Price” means 80% of the lowest closing price of the Company’s Class A Ordinary Shares on the Trading Market on any trading day during the seven (7) trading days prior to the date of a respective Conversion Notice.

(ii)	Any conversion of Class C Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of (i) where the conversion is on a 1 to 1 basis, the re-designation and re-classification of the relevant Class C Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue or (ii) where the conversion is other than on a 1 to 1 basis, by the repurchase of the relevant Class C Ordinary Shares and the allotment and issue by the Company of the requisite number of Class A Ordinary Shares which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. In either event, such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record either (i) the re-designation and re-classification of the relevant Class C Ordinary Shares as Class A Ordinary Shares or (ii) the repurchase of the Class C Ordinary Shares and the allotment and issue of the requisite number of Class A Ordinary Shares, as the case may be..

(iii)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class C Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class C Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class C Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class C Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class C Ordinary Shares, as the case may be.

5

POWELL MAX LIMITED

(iv)	The Company shall not effect the conversion of any of the Class C Ordinary Shares held by a holder, and such holder shall not have the right to convert any of the Class C Ordinary Shares held by such holder pursuant to this clause 6 and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such holder [together with the other Attribution Parties collectively] would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Class A Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Class A Ordinary Shares beneficially owned by such holder and the other Attribution Parties shall include the number of Class A Ordinary Shares held by such holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Class C Ordinary Shares with respect to which the determination of such sentence is being made, but shall exclude Class A Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted Class C Ordinary Shares beneficially owned by such holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, any options, rights or warrants convertible into Class C Ordinary Shares, including the Class C Ordinary Shares) beneficially owned by such holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 6(e)(iv). For purposes of this Section 46(e)(iv), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of determining the number of outstanding Class A Ordinary Shares a holder may acquire upon the conversion of such Class C Ordinary Shares without exceeding the Maximum Percentage, such holder may rely on the number of outstanding Class A Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a holder of Class C Ordinary Shares at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify such holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause such holder’s beneficial ownership, as determined pursuant to this clause 6(e)(iv), to exceed the Maximum Percentage, such holder must notify the Company of a reduced number of Class A Ordinary Shares to be converted pursuant to such Conversion Notice. For any reason at any time, upon the written request of any holder, the Company shall within one (1) Business Day confirm in writing or by electronic mail to such holder the number of Class A Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Class A Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Class C Ordinary Shares, by such holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Ordinary Shares to a holder upon conversion of such Class C Ordinary Shares results in such holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such holder shall not have the power to vote or to transfer the Excess Shares. No prior inability to convert such Class C Ordinary Shares pursuant to this Clause 6(e)(iv) shall have any effect on the applicability of the provisions of this Clause 6(e)(iv) with respect to any subsequent determination of convertibility. The limitation contained in this Clause 6(e)(iv) may not be waived and shall apply to a successor holder of such Class C Ordinary Shares; provided, however, that the exclusion of the Affiliate Buyer from the limitation on beneficial ownership shall continue to apply to any Affiliate Buyer and its permitted assigns.

(vi)	Save and except for voting rights and conversion rights as set out in Clauses 6(c), 6(d) and 6(e), the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

6

POWELL MAX LIMITED

7.	VARIATION OF CLASS RIGHTS

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series. To every such separate general meeting all the provisions of the Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Clause 7 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum);

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

8.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.	REGISTERED SHARES

The Company shall issue registered shares only, and such shares may be in full or fractional form. The Company is not authorised to issue bearer shares, convert registered shares to bearer shares, or exchange registered shares for bearer shares.

10.	AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Clause 7, the Company may amend its Memorandum or Articles by a Resolution of Members or a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members;

(d)	to clauses 6, 7, 8 or this clause 10.

11.	DEFINITIONS

The meanings of words in this Memorandum are as defined in the Articles annexed hereto.

7

POWELL MAX LIMITED

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 8th day of January, 2019.

Incorporator

SIGNED Rexella D. Hodge
(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

8

POWELL MAX LIMITED

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

POWELL MAX LIMITED

As amended and adopted by written resolutions of all the directors of the
Company passed on 15 September 2025 and filed on 16 September 2025

POWELL MAX LIMITED

TABLE OF CONTENTS

interpretation
1.	Definitions	1
SHARES
2.	Power to Issue Shares	4
3.	Power of the Company to Purchase its Shares	5
4.	Treatment of Purchased, Redeemed or Acquired Shares	5
5.	Treasury Shares	5
6.	Consideration	5
7.	Forfeiture of Shares	6
8.	Share Certificates	6
9.	Fractional Shares	7
REGISTRATION OF SHARES
10.	Register of Members	7
11.	Registered Holder Absolute Owner	7
12.	Transfer of Registered Shares	7
13.	Transmission of Registered Shares	8
ALTERATION OF SHARES
14.	Power to Alter Shares	8
15.	Restrictions on the Division of Shares	9
DISTRIBUTIONS
16.	Distributions	9
17.	Power to Set Aside Profits	9
18.	Unauthorised Distributions	9
19.	Distributions to Joint Holders of Shares	10
MEETINGS OF MEMBERS
20.	General Meetings	10
21.	Location	10
22.	Requisitioned General Meetings	10
23.	Notice	10
24.	Giving Notice	10
25.	Service of Notice	11
26.	Participating in Meetings by Telephone	11
27.	Quorum at General Meetings	11
28.	Chairman to Preside	11
29.	Voting on Resolutions	11
30.	Power to Demand a Vote on a Poll	12
31.	Voting by Joint Holders of Shares	12
32.	Instrument of Proxy	12
33.	Representation of Members	13
34.	Adjournment of General Meetings	13
35.	Business at Adjourned Meetings	13
36.	Directors Attendance at General Meetings	13
DIRECTORS AND OFFICERS
37.	Election of Directors	13
38.	Number of Directors	13
39.	Term of Office of Directors	14
40.	Alternate and Reserve Directors	14
41.	Removal of Directors	14
42.	Vacancy in the Office of Director	15
43.	Remuneration of Directors	15
44.	Resignation of directors	15

i

POWELL MAX LIMITED

45.	Directors to Manage Business	15
46.	Committees of Directors	16
47.	Officers and Agents	17
48.	Removal of Officers and Agents	18
49.	Duties of Officers	18
50.	Remuneration of Officers	18
51.	Standard of Care	18
52.	Conflicts of Interest	19
53.	Indemnification and Exculpation	19
MEETINGS OF THE BOARD OF DIRECTORS
54.	Board Meetings	21
55.	Notice of Board Meetings	21
56.	Participation in Meetings by Telephone	21
57.	Quorum at Board Meetings	21
58.	Board to Continue in the Event of Vacancy	21
59.	Chairman to Preside	21
60.	Powers of Sole Director	21
61.	Proceedings if One Director	22
CORPORATE RECORDS
62.	Documents to be Kept	22
63.	Form and Use of Seal	23
ACCOUNTS
64.	Books of Account	23
65.	Form of Records	23
66.	Financial Statements	23
67.	Distribution of Accounts	24
AUDITS
68.	Audit	24
69.	Appointment of Auditor	24
70.	Remuneration of Auditor	24
71.	Duties of Auditor	24
72.	Access to Records	25
73.	Auditor Entitled to Notice	25
VOLUNTARY LIQUIDATION
74.	Liquidation	25
FUNDAMENTAL CHANGES
75.	Changes	25
76.	Continuation under Foreign Law	25

ii

POWELL MAX LIMITED

interpretation

1.	Definitions

1.1.	In the Memorandum and these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	BVI Business Companies Act, as from time to time amended or restated;

“Affiliates”	as defined in Rule 501(b) of Regulation D under the Securities Act;

“Articles”	these Articles of Association as originally registered or as from time to time amended or restated;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 46.6, or any successor audit committee;

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants;

“Board” or “Director(s)”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present;

“Class A Ordinary Share”	a class A ordinary share with a par value of US$0.0008 each in the Company having the rights set out in the Memorandum;

“Class B Ordinary Share”	a class B ordinary share with a par value of US$0.0008 each in the Company having the rights set out in the Memorandum;

“Class C Ordinary Share”	a class C ordinary share with a par value of US$0.0008 each in the Company having the rights set out in the Memorandum;

“Company”	POWELL MAX LIMITED;

“Designated Stock Exchange”	the stock exchange in the United States on which any shares of the Company (or depositary receipts therefor) are listed for trading;

POWELL MAX LIMITED

“Distribution”

(a)   the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of a Member; or

(b)   the incurring of a debt to or for the benefit of a Member;

in relation to shares held by a Member and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended;

“Member”	a person whose name is entered in the register of members as the holder of one or more shares, or fractional shares, in the Company;

“Memorandum”	the third amended and restated Memorandum of Association of the Company as originally registered or as from time to time amended or restated;

“Ordinary Shares”	the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares collectively;

“Resolution of Directors”

(a)     a resolution approved at a duly constituted meeting of directors or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b)     subject to article 41.1, a resolution consented to in writing by all of the directors or of all the members of the committee, as the case may be;

“Resolution of Members”

(a)     a resolution approved at a duly constituted meeting of Members by the affirmative vote of a simple majority of the votes of those Members entitled to vote and voting on the resolution; or

(b)    subject to article 41.1, a resolution consented to in writing by all of the Members entitled to vote thereon;

POWELL MAX LIMITED

“Seal”	the common seal of the Company;

“SEC”	the United States Securities and Exchange Commission;

“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Securities Act”	the U.S. Securities Act 1933, as amended;

“Statutes”	the Act, the Exchange Act, the Securities Act and every other law of the Legislature of the Cayman Islands or the United States of America for the time being in force applying to or affecting the Company, the Memorandum and/or these Articles;

“Treasury Share”	a share of the Company that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

1.2.	In the Memorandum and these Articles, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	a reference to voting in relation to shares shall be construed as a reference to voting by Members holding the shares, except that it is the votes allocated to the shares that shall be counted and not the number of Members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction;

(e)	a reference to money is, unless otherwise stated, a reference to the currency in which shares of the Company shall be issued;

(f)	the words:-

(i)	“may” shall be construed as permissive; and

(ii)	“shall” shall be construed as imperative; and

POWELL MAX LIMITED

(g)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Articles.

1.3.	In the Memorandum and these Articles, expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations.

1.4.	In the Memorandum and these Articles, references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force.

1.5.	In the Memorandum and these Articles, references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

1.6.	Where a Member is a corporation, any reference in the Memorandum and these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member.

1.7.	Headings used in the Memorandum and these Articles are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	Power to Issue Shares

2.1	Subject to the provisions of the Memorandum, the unissued shares of the Company shall be at the disposal of the Board which may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by Resolution of Directors determine.

2.2	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares or ordinary shares authorized by and complying with the conditions of the Memorandum and these Articles.

POWELL MAX LIMITED

3.	Power of the Company to Purchase its Shares

Subject to these Articles, the Company may by Resolution of Directors, purchase, redeem or otherwise acquire and hold its own shares. Sections 60, 61 and 62 of the Act shall not apply to the Company.

4.	Treatment of Purchased, Redeemed or Acquired Shares

4.1.	Subject to article 4.2, a share that the Company purchases, redeems or otherwise acquires may be cancelled or held by the Company as a Treasury Share.

4.2.	The Company may only hold a share that has been purchased, redeemed or otherwise acquired as a Treasury Share if the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the Company as Treasury Shares, does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

5.	Treasury Shares

5.1.	Treasury Shares may be transferred by the Company and the provisions of the Act, the Memorandum and these Articles that apply to the issue of shares apply to the transfer of Treasury Shares.

5.2.	All the rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by or against the Company while it holds the share as a Treasury Share.

6.	Consideration

6.1.	A share may be issued for consideration, in any form or a combination of forms, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

6.2.	No share may be issued for a consideration, which is in whole or part, other than money unless the Board passes a resolution stating:

(a)	the amount to be credited for the issue of the share; and

(b)	that, in its opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the share.

POWELL MAX LIMITED

6.3.	No share may be issued by the Company that:

(a)	increases the liability of a person to the Company; or

(b)	imposes a new liability on a person to the Company,

unless that person, or an authorised agent of that person, agrees in writing to becoming the holder of the share.

6.4.	The consideration for a share with par value shall not be less than the par value of the share.

6.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

7.	Forfeiture of Shares

7.1.	Where a share is not fully paid for on issue, the Board may, subject to the terms on which the share was issued, at any time serve upon the Member a written notice of call specifying a date for payment to be made.

7.2.	The written notice of call shall name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice, the share will be liable to be forfeited.

7.3.	Where a notice complying with the foregoing provisions has been issued and the requirements of the notice have not been complied with, the Board by Resolution of Directors may, at any time before tender of payment, forfeit and cancel the share to which the notice relates and direct that the register of members be updated.

7.4.	Upon forfeiture and cancellation pursuant to article 7.3, the Company shall be under no obligation to refund any moneys to that Member and that Member shall be discharged from any further obligation to the Company as regards the forfeited share.

8.	Share Certificates

8.1.	The Company shall not be required to issue certificates in respect of its shares to a Member, but may elect to do so by the determination of any one director or the Secretary in his sole discretion, upon the request and at the expense of the Member.

8.2.	If the Company issues share certificates, the certificates shall be signed by at least one director or such other person who may be authorised by Resolution of Directors to sign share certificates, or shall be under the common seal of the Company, with or without the signature of any director, and the signatures and common seal may be facsimiles.

8.3.	Any Member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

POWELL MAX LIMITED

9.	Fractional Shares

The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

REGISTRATION OF SHARES

10.	Register of Members

10.1.	The Board shall cause there to be kept a register of members in which there shall be recorded the name and address of each Member, the number of each class and series of shares held by each Member, the date on which the name of each Member was entered in the register of members and the date upon which any person ceased to be a Member.

10.2.	The register of members may be in such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Unless the Board otherwise determines, the magnetic, electronic or other data storage form shall be the original register of members.

11.	Registered Holder Absolute Owner

11.1.	The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

11.2.	The Company may treat the holder of a registered share as the only person entitled to:

(a)	exercise any voting rights attaching to the share;

(b)	receive notices;

(c)	receive a Distribution in respect of the share; and

(d)	exercise other rights and powers attaching to the share.

12.	Transfer of Registered Shares

12.1.	Registered shares in the Company shall only be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

12.2.	The instrument of transfer shall also be signed by the transferee if registration as a holder of the share imposes a liability to the Company on the transferee.

12.3.	The instrument of transfer shall be sent to the Company for registration.

12.4.	The Company shall, on receipt of an instrument of transfer, enter the name and address of the transferee of the share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

POWELL MAX LIMITED

12.5.	The Board is permitted to pass a Resolution of Directors refusing or delaying the registration of a transfer where it reasonably determines that it is in the best interest of the Company to do so. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares.

12.6.	Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

12.7.	The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a Member until the transferee’s name has been entered in the register of members.

12.8.	If the Board is satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, it may resolve:

(a)	to accept such evidence of the transfer of the shares as they consider appropriate; and

(b)	that the transfer of shares be recorded, including by the entry of the transferee’s name in the register of members.

13.	Transmission of Registered Shares

13.1.	The executor or administrator of the estate of a deceased Member, the guardian of an incompetent Member, the liquidator of an insolvent Member or the trustee of a bankrupt Member shall be the only person recognised by the Company as having any title to the Member’s share.

13.2.	Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, incompetence or bankruptcy of any Member may be registered as a Member upon such evidence being produced as may reasonably be required by the Board. An application by any such person to be registered as a Member shall for all purposes be deemed to be a transfer of the share of the deceased, incompetent or bankrupt Member and the Board shall treat it as such.

13.3.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and such request shall likewise be treated as if it were a transfer.

ALTERATION OF SHARES

14.	Power to Alter Shares

14.1.	The Company may amend the Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares.

POWELL MAX LIMITED

14.2.	Subject to the Memorandum and these Articles, the Company may:

(a)	divide its shares, including issued shares, into a larger number of shares; or

(b)	combine its shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

14.3.	A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

15.	Restrictions on the Division of Shares

The Company shall not divide its shares if it would cause the maximum number of shares that the Company is authorised to issue to be exceeded.

DISTRIBUTIONS

16.	Distributions

16.1.	The Board may, by Resolution of Directors, authorise a Distribution by the Company to Members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the Distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. The resolution shall include a statement to that effect.

16.2.	Notice of any Distribution that may have been authorised shall be given to each Member entitled to the Distribution in the manner provided in article 24 and all Distributions unclaimed for three years after having been authorised may be forfeited by Resolution of Directors for the benefit of the Company.

17.	Power to Set Aside Profits

The Board may, before authorising any Distribution, set aside out of the profits of the Company such sum as it thinks proper as a reserve fund, and may invest the sum so set apart as a reserve fund in such securities as it may select.

18.	Unauthorised Distributions

18.1.	If, after a Distribution is authorised and before it is made, the Board ceases to be satisfied on reasonable grounds that immediately after the Distribution the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due, such Distribution is deemed not to have been authorised.

18.2.	A Distribution made to a Member at a time when, immediately after the Distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the Act.

POWELL MAX LIMITED

19.	Distributions to Joint Holders of Shares

If two or more persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any Distribution payable in respect of such shares.

MEETINGS OF MEMBERS

20.	General Meetings

The Board, by Resolution of Directors, may convene meetings of the Members of the Company at such times and in such manner as the Board considers necessary or desirable.

21.	Location

Any meeting of the Members may be held in such place within or outside the British Virgin Islands as the Board considers appropriate.

22.	Requisitioned General Meetings

The Board shall call a meeting of the Members if requested in writing to do so by Members entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

23.	Notice

23.1.	The Board shall give not less than seven days’ notice of meetings of Members to those persons whose names, on the date the notice is given, appear as Members in the register of members of the Company and are entitled to vote at the meeting.

23.2.	A meeting of Members held in contravention of the requirement in article 23.1 is valid if Members holding a ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall be deemed to constitute waiver on his part.

23.3.	The inadvertent failure of the Board to give notice of a meeting to a Member, or the fact that a Member has not received notice, does not invalidate the meeting.

24.	Giving Notice

24.1.	A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member’s address in the register of members or to such other address given for the purpose. Notice may be sent by mail, courier service, facsimile, electronic mail or other mode of representing words in a legible form as agreed by such Member.

24.2.	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the register of members and notice so given shall be sufficient notice to all the holders of such shares.

POWELL MAX LIMITED

25.	Service of Notice

Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or transmitted by facsimile, electronic mail or other method as the case may be.

26.	Participating in Meetings by Telephone

A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

27.	Quorum at General Meetings

27.1.	A meeting of Members is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than fifty percent of the votes of the shares or class or series of shares entitled to vote on Resolutions of Members to be considered at the meeting.

27.2.	If, within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

27.3.	If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy form, shall constitute a valid Resolution of Members.

28.	Chairman to Preside

At every meeting of Members, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

29.	Voting on Resolutions

At any meeting of the Members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

POWELL MAX LIMITED

30.	Power to Demand a Vote on a Poll

30.1.	At any meeting of Members a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Articles (including without limitation clause 7 in the Memorandum), every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one (1) vote for each Class A Ordinary Share, twenty (20) votes for each Class B Ordinary Share and zero (0) votes for each Class C Ordinary Share of which he is the holder and shall cast such vote by raising his hand.

30.2.	If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

31.	Voting by Joint Holders of Shares

The following shall apply where shares are jointly owned: (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member; (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all of them; and (c) if two or more of the joint owners are present in person or by proxy they must vote as one.

32.	Instrument of Proxy

32.1.	A Member may be represented at a meeting of Members by a proxy (who need not be a Member) who may speak and vote on behalf of the Member.

32.2.	An instrument appointing a proxy shall be in such form as the Board may from time to time determine or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

32.3.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

32.4.	The instrument appointing a proxy shall be produced at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote and in default the Directors may treat the instrument of proxy as valid. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

POWELL MAX LIMITED

33.	Representation of Members

33.1.	Any person other than an individual which is a Member may by resolution in writing (certified or signed by a duly authorised person) of its directors or other governing body authorise such person as it thinks fit to act as its representative (in this article, “Representative”) at any meeting of the Members or at the meeting of the Members of any class or series of shares and the Representative shall be entitled to exercise the same powers on behalf of the Member which he represents as that Member could exercise if it were an individual.

33.2.	The right of a Representative shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Board may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Board may rely and act upon such advice without incurring any liability to any Member.

34.	Adjournment of General Meetings

The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place.

35.	Business at Adjourned Meetings

No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36.	Directors Attendance at General Meetings

Directors of the Company may attend and speak at any meeting of Members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

DIRECTORS AND OFFICERS

37.	Election of Directors

37.1.	The directors shall be elected by a Resolution of Directors or a Resolution of Members.

37.2.	No person shall be appointed as a director or nominated as a reserve director unless he has consented in writing to act as a director or to be nominated as a reserve director.

37.3.	A director shall not require a share qualification, and may be an individual or a company.

37.4.	Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at Board meetings or with respect to unanimous written consents.

38.	Number of Directors

The maximum number of directors may be fixed either by a Resolution of Directors or a Resolution of Members, provided that if the maximum number of directors is fixed by a Resolution of Members, then any change to the maximum number of directors shall only be made by a Resolution of Members.

POWELL MAX LIMITED

39.	Term of Office of Directors

Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

40.	Alternate and Reserve Directors

40.1.	A director may at any time appoint any person (including another director) to be his alternate director and may at any time terminate such appointment. An appointment and a termination of appointment shall be by notice in writing signed by the director and deposited at the Registered Office or delivered at a meeting of the Board.

40.2.	The appointment of an alternate director shall terminate on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases for any reason to be a director.

40.3.	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution circulated for written consent, save that he may not himself appoint an alternate director or a proxy. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director.

40.4.	If an alternate director is himself a director or attends a meeting of the Board as the alternate director of more than one director, his voting rights shall be cumulative.

40.5.	Unless the Board determines otherwise, an alternate director may also represent his appointor at meetings of any committee of the directors on which his appointor serves; and this Article shall apply equally to such committee meetings as to meetings of the Board.

40.6.	Where the Company has only one Member who is an individual and that Member is also the sole director, the sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under the Act as a reserve director in the event of his death.

40.7.	The nomination of a person as a reserve director ceases to have effect if: (a) before the death of the sole Member/director who nominated him he resigns as reserve director, or the sole Member/director revokes the nomination in writing, or (b) the sole Member/director who nominated him ceases to be the sole Member/director for any reason other than his death.

41.	Removal of Directors

41.1.	A director may be removed from office by a Resolution of Members or by Resolution of Directors. A resolution passed under this Article 41.1 may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

41.2.	[Reserved.]

POWELL MAX LIMITED

42.	Vacancy in the Office of Director

42.1.	Notwithstanding article 37, the Board may appoint one or more directors to fill a vacancy on the Board.

42.2.	For the purposes of this article, there is a vacancy on the Board if a director dies or otherwise ceases to hold office as a director prior to the expiration of his term of office or there is otherwise a vacancy in the number of directors as fixed pursuant to article 38.

42.3.	The term of any appointment under this article may not exceed the term that remained when the person who has ceased to be a director left or otherwise ceased to hold office.

43.	Remuneration of Directors

With the prior or subsequent approval by a Resolution of Members, the Board may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

44.	Resignation of directors

A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

45.	Directors to Manage Business

45.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board.

45.2.	The Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

45.3.	The Board may authorise the payment of all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Members; but no requirement made by a Resolution of Members shall prevail if it is inconsistent with these Articles nor shall such requirement invalidate any prior act of the Board which would have been valid if such requirement had not been made.

45.4.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

POWELL MAX LIMITED

45.5.	Subject to the provisions of the Act, all cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

46.	Committees of Directors

46.1.	The Board may, by a Resolution of Directors, designate one or more committees of directors (including, without limitation, the Audit Committee), each consisting of one or more directors or other person(s) as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

46.2.	All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

46.3.	Each committee of directors has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors establishing the committee, except that the Board has no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or these Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or approve a liquidation plan; or

(h)	to make a determination that the Company will, immediately after a proposed Distribution, meet the solvency test set out in the Act.

46.4.	A committee of directors, where authorised by the Board, may appoint a sub-committee.

46.5.	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

POWELL MAX LIMITED

46.6.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

46.7.	The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

46.8.	The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

46.9.	For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specially, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any Member owning an interest in the voting power of the Company or any subsidiary of the Company that gives such Member significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

47.	Officers and Agents

47.1.	The Board may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. Such officers may consist of a chairman of the Board, a vice chairman of the Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

47.2.	Each officer or agent has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or these Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

POWELL MAX LIMITED

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or approve a liquidation plan;

(j)	to make a determination that the Company will, immediately after a proposed distribution, meet the solvency test set out in the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

48.	Removal of Officers and Agents

The officers and agents of the Company shall hold office until their successors are duly elected and qualified, but any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

49.	Duties of Officers

In the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of directors and Members, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the Secretary to maintain the register of members, register of directors, minute books, records (other than financial records) of the Company, and Seal and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

50.	Remuneration of Officers

The emoluments of all officers shall be fixed by Resolution of Directors.

51.	Standard of Care

A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the Company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him.

POWELL MAX LIMITED

52.	Conflicts of Interest

52.1.	A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

52.2.	A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with article 52.1 or (a) the material facts of the interest of the director in the transaction are known by the Members entitled to vote at a meeting of Members and the transaction is approved or ratified by a Resolution of Members or (b) the Company received fair value for the transaction.

52.3.	For the purposes of this article, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.

52.4.	A director who is interested in a transaction entered into or to be entered into by the Company may, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

52.5.	Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any actions that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

53.	Indemnification and Exculpation

53.1.	Subject to article 53.2 the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

POWELL MAX LIMITED

(b)	is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

53.2.	Article 53.1 does not apply to a person referred to in that Article unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

53.3.	The decision of the Board as to whether the person acted honestly and in good faith and in what he believed to be the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

53.4.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

53.5.	If a person referred to in this article has been successful in defence of any proceedings referred to therein, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

53.6.	Expenses, including legal fees, incurred by a director (or former director) in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director (or former director, as the case may be) to repay the amount if it shall ultimately be determined that the director (or former director, as the case may be) is not entitled to be indemnified by the Company.

53.7.	The indemnification and advancement of expenses provided by, or granted under, these Articles are not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

53.8.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under article 53.1.

POWELL MAX LIMITED

MEETINGS OF THE BOARD OF DIRECTORS

54.	Board Meetings

The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as it may determine to be necessary or desirable. Any director or the Secretary of the Company may call a Board meeting.

55.	Notice of Board Meetings

A director shall be given reasonable notice of a Board meeting, but a Board meeting held without reasonable notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (except where a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not properly called). The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

56.	Participation in Meetings by Telephone

A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

57.	Quorum at Board Meetings

The quorum necessary for the transaction of business at a meeting of directors shall be two directors.

58.	Board to Continue in the Event of Vacancy

The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a Board meeting, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of Members.

59.	Chairman to Preside

At every Board meeting the chairman of the Board shall preside as chairman of the meeting. If there is not a chairman of the Board or if the chairman of the Board is not present at the meeting, the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

60.	Powers of Sole Director

If the Company shall have only one director the provisions herein contained for Board meetings shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Members of the Company.

POWELL MAX LIMITED

61.	Proceedings if One Director

If the Company shall have only one director, in lieu of minutes of a meeting the director shall record in writing and sign a note or memorandum (or adopt a resolution in writing) concerning all matters requiring a Resolution of Directors and such note, memorandum or resolution in writing shall be kept in the minute book. Such a note, memorandum or resolution in writing shall constitute sufficient evidence of such resolution for all purposes.

CORPORATE RECORDS

62.	Documents to be Kept

62.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and these Articles;

(b)	the register of members or a copy of the register of members;

(c)	the register of directors or a copy of the register of directors;

(d)	the register of charges or a copy of the register of charges;

(e)	copies of all notices and other documents filed by the Company in the previous ten years.

62.2.	Where the Company keeps a copy of its register of members or register of directors at the office of its registered agent, it shall within 15 days of any change in the register, notify the registered agent, in writing, of the change, and it shall provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

62.3.	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

62.4.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Board may determine:

(a)	the minutes of meetings and Resolutions of Members and of classes of Members; and

(b)	the minutes of meetings and Resolutions of Directors and committees of directors.

62.5.	Where any of the minutes or resolutions described in the previous article are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.

POWELL MAX LIMITED

62.6.	Where the place at which any of the records described in article 62.4 is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

62.7.	The Company’s records shall be kept in written form or either wholly or partly as electronic records.

63.	Form and Use of Seal

The Board shall provide for the safe custody of the Seal. An imprint thereof shall be kept at the office of the registered agent of the Company. The Seal when affixed to any written instrument shall be witnessed by any one director, the Secretary or Assistant Secretary, or by any person or persons so authorised from time to time by Resolution of Directors.

ACCOUNTS

64.	Books of Account

The Company shall keep records and underlying documentation that:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

65.	Form of Records

65.1.	The records required to be kept by the Company under the Act, the Mutual Legal Assistance (Tax Matters Act), 2003, the Memorandum or these Articles shall be kept in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (British Virgin Islands).

65.2.	The records and underlying documentation shall be kept for a period of at least five years from the date of completion of the relevant transaction or the company terminates the business relationship to which the records and underlying documentation relate.

66.	Financial Statements

66.1.	If required by a Resolution of Members, the Board shall cause to be made out and served on the Members or laid before a meeting of Members a profit and loss account and balance sheet of the Company for such period and on such recurring basis as the Members think fit.

66.2.	The Company’s profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

POWELL MAX LIMITED

67.	Distribution of Accounts

A copy of such profit and loss account and balance sheet shall be served on every Member in the manner and with similar notice to that prescribed herein for calling a meeting of Members or upon such shorter notice as the Members may agree to accept.

AUDITS

68.	Audit

Subject to applicable law and rules of the Designated Stock Exchange, the accounts of the Company shall be audited at least once in every year.

69.	Appointment of Auditor

69.1.	Subject to applicable law and rules of the Designated Stock Exchange, the Board may appoint an Auditor, who shall hold office until removed from office by a Resolution of Directors, to audit the accounts of the Company. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

69.2.	If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

70.	Remuneration of Auditor

The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

71.	Duties of Auditor

The statement of income and expenditure and the balance sheet of the Company required to be served on every Member of the Company or laid before a meeting of the Members of the Company shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period and all the information and explanations required by the Auditor have been obtained and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the British Virgin Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

POWELL MAX LIMITED

72.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

73.	Auditor Entitled to Notice

The Auditor of the Company shall be entitled to receive notice of, and to attend any meetings of Members of the Company at which the Company’s profit and loss account and balance sheet are to be presented.

VOLUNTARY LIQUIDATION

74.	Liquidation

The Company may be liquidated in accordance with the Act only if (a) it has no liabilities; or (b) it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities. The Board shall be permitted to pass a Resolution of Directors for the appointment of an eligible individual as a voluntary liquidator (or two or more eligible individuals as joint voluntary liquidators) of the Company if the Members have, by a Resolution of Members, approved the liquidation plan in accordance with the Act.

FUNDAMENTAL CHANGES

75.	Changes

Notwithstanding section 175 of the Act, the Board may sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorised by a Resolution of Members.

76.	Continuation under Foreign Law

The Company may by Resolution of Members or by Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 8th day of January, 2019.

Incorporator

SIGNED Rexella D. Hodge
(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

25